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                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                          Consolidated Energy, Inc.
                          -------------------------
                               (Name of Issuer)

                                Common Stock
                       ------------------------------
                       (Title of Class of Securities)

                                20914T 10 9
                               --------------
                               (CUSIP Number)


                with a copy to:

                    John C. Thompson, Esq.
                    22 East 100 South #403
                    Salt Lake City, UT 84111
                    (801) 363-4854
               ------------------------------------------------
               (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                            September 12, 2003
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        ____    Rule 13d-1(b)
        _x__    Rule 13d-1(c)
        ____    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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Cusip No.  20914T 10 9

1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

        Jay Lasner

2.      Check the Appropriate Box if a Member of a Group (See Instructions):
        (a)     [    ]          Not Applicable
        (b)     [    ]

3.      SEC Use Only

4.      Citizenship or Place of Organization:       United States

        Number of               5.      Sole Voting Power:      1,058,000
        Shares Beneficially     6.      Shared Voting Power:            0
        Owned by
        Each Reporting          7.      Sole Dispositive Power: 1,058,000
        Person With             8.      Shared Dispositive Power:       0

9.      Aggregate Amount Beneficially Owned by Each Reporting Person:
           1,058,000

10.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):                            Not Applicable

11.     Percent of Class Represented by Amount in Row (11):     14.63%

12.     Type of Reporting Person (See Instructions):       IN


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Cusip No.  20914T 10 9

Item 1. Security and Issuer:
        (a) Consolidated Energy, Inc.
        (b) 9900 West Sample Road, Suite 300, Coral Springs, FL 33065

Item 2. (a) Name of Person Filing: Jay Lasner

        (b) Address of Principal Business Office or, if none, Residence:

            1030 Coral Ridge Drive #302, Coral Springs, FL 33071

        (c) Citizenship: United States.

        (d) Title of Class of Securities:  Common Stock

        (e) CUSIP Number: 20914T 10 9

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b), check whether the person filing is a: Not Applicable

(a) ( ) Broker or Dealer registered under section 15 of the Act;
(b) ( ) Bank as defined in section 3(a) (6) of the Act;
(c) ( ) Insurance Company as defined in section 3(a) (19) of the Act;
(d) ( ) Investment Company registered under section 8 of the Investment Company Act of 1940;
(e) ( ) An Investment Adviser in accordance with Sec. 240.13d-1(b)(I)(ii)(E);
(f) ( ) An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(I)(ii)(F);
(g) ( ) A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) ( ) Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership:

    (a) Amount Beneficially Owned: 1,058,000 shares common stock.

    (b) Percent of Class: 14.63% of the shares outstanding.

    (c) Number of Shares as to which the person has:

      (i)   Sole power to vote or to direct the vote: 1,058,000

      (ii)  Shared power to vote or to direct the vote: 0

      (iii) Sole power to dispose or to direct the disposition of: 1,058,000

      (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following ___.

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Cusip No.  20914T 10 9

Item 6.Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: Not Applicable.

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notices of Dissolution of Group:  Not applicable.

Item 10.Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2003

/s/ Jay Lasner
Jay Lasner